Submission of Proposals to a Vote of Shareholders

The annual meeting of shareholders of the Fund was held on June 2, 2017. The following is a summary of the proposals submitted to shareholders for a vote at the meeting and the votes cast.

Proposal 1					Votes For	Votes Withheld
To elect Dr. Bob Froehlich as a Class
II Trustee of the Fund, to serve for a
three-year term expiring at the 2020
Annual Meeting. 				9,723,725	194,884

To elect Timothy K. Hui as a Class II
Trustee of the Fund, to serve for a
three-year term expiring at the 2020
Annual Meeting. 				9,673,162	245,447

In addition to the two Trustees who were elected at the annual meeting, as noted above, the following other Trustees continued in office after the Funds annual meeting: John Honis, Ethan Powell and Bryan Ward.

Proposal 2			Votes For	Votes Against	Votes Abstained
To approve a change to the
Funds fundamental policy
regarding concentration.	7,678,999	232,680		106,496